FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Stock Code: 00142)

RECEIVED

2006 NOV -6 P 3:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

OVERSEAS REGULATORY ANNOUNCEMENT

SUPPL

24 October 2006

The following text summarizes the significant event of disclosures filed by Metro Pacific Corporation ("MPC"), a subsidiary of First Pacific Company Limited, with the Philippine Stock Exchange on the SEC Form 17-C on 23 October 2006

Metro Pacific Investments Corporation ("MPIC") and four shareholders of Metro Pacific Corporation ("MPC") who collectively hold a total of 725,160,154 common shares, comprising approximately 76% of the total outstanding common shares of MPC, have executed an agreement which provides for the acquisition by MPIC of the aforementioned MPC shares in exchange for new MPIC shares, at the exchange ratio of one (1) MPIC share for every four (4) MPC shares, subject to certain closing conditions.

Pursuant to the requirements of the Tender Offer Rules, SRC Rule 19, MPIC is making a tender offer for the remaining 227,515,063 common shares of MPC. More specifically, MPIC is offering to acquire all the common shares of the MPC minority shareholders at the exchange ratio of one (1) MPIC common share, plus three (3) warrants to purchase up to three (3) MPIC common shares at ₱1.00 per share, for every four (4) MPC common shares. In the event that the number of MPC shares tendered by an MPC Minority Shareholder is not entirely divisible by 4, MPIC will acquire any extra MPC shares for a cash consideration of ₱0.25 per share for up to a maximum of three (3) shares.

The said tender offer is tentatively scheduled to begin on October 27, 2006, and end on November 28, 2006.

MPIC is organized under the laws of the Republic of the Philippines. Its principal office is located at the 10th floor, MGO Building, de la Rosa corner Legazpi Streets, Legazpi Village, Makati City, Philippines.

PROCESSED

NOV 08 2006

THOMSON FINANCIAL